Exhibit 99.1 Balaton Power Inc. 16678 77th Avenue Surrey, British Columbia V3S 8G1
Phone: 604.574.9551	Fax: 604.574.0358

For Immediate Release

           BALATON ANNOUNCES EXTENSION WARRANTS AND REDUCTION OF EXERCISE PRICE

Surrey, B.C., March 20, 2009 - BALATON POWER INC. (OTCBB:BPWRF ) ("Balaton" or the "Company"). The Company announces that 7,426,120 unit warrants expiring March 21, 2009 have been extended to May 21, 2009 and the exercise price reduced to U.S.$0.03. Further, the share purchase warrants underlying the unit warrants upon exercise have been cancelled. Exercise of a unit warrant accordingly now entitles the holder to purchase one common share of the Company at a price of U.S.$0.03 per share.

BALATON POWER INC.

(signed) "Michael Rosa"

Michael Rosa
Director, President and Chief Executive Officer